FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6
TO
ANNUAL REPORT
OF

THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

Republic of Turkey Consulate General in New York

Economic Counselor
821 U.N. Plaza
4th Floor
New York, New York 10017

* The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

         Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2000 and effective as of December 11, 2000 (Registration Number 333-12954) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).

         The sole purpose of this Amendment is to file with the Commission the legal opinions included as Exhibits N and O hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement.

2

SIGNATURE
EXHIBIT INDEX
OPINION OF FIRST LEGAL ADVISOR
OPINION OF ARNOLD & PORTER

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 4th day of February, 2003.

REPUBLIC OF TURKEY

By:	/s/ Melih Nemli

Melih Nemli
Deputy Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

3

EXHIBIT INDEX

Exhibit
Number		Page Number

A	None

B	None

*C	Copy of the 2001 Annual Budget of Turkey

*D	Current Turkey Description

*E	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 13, 2002

*F	Opinion of Arnold & Porter dated November 13, 2002

*G	Recent Developments of the Republic of Turkey as of November 7, 2002

*H	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 26, 2002

*I	Opinion of Arnold & Porter dated November 26, 2002

*J	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated December 9, 2002

*K	Opinion of Arnold & Porter dated December 9, 2002

*L	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated January 14, 2003

*M	Opinion of Arnold & Porter dated January 14, 2003

N	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated February 4, 2003

O	Opinion of Arnold & Porter dated February 4, 2003

*	Previously filed.

4